Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Nine Months Ended September 30,
	2013	2012
Computation of earnings
Pretax income (a)	$57,999	$82,714
Add:
Interest expense on indebtedness	16,607	16,192
Amortization of debt issue costs	1,202	1,283
Interest portion of rent expense (b)	5,871	5,028
Distributed income of equity investees	17,490	24,353
Earnings	$99,169	$129,570

Computation of fixed charges
Interest expense on indebtedness	$16,607	$16,192
Amortization of debt issue costs	1,202	1,283
Interest portion of rent expense (b)	5,871	5,028
Fixed charges	$23,680	$22,503

Ratio of earnings to fixed charges	4.19	5.76

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.